SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: October 7, 2019

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from September 1, 2019 to September 30, 2019, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on October 7, 2019

[This is a translation of the Share Buyback Report for the period from September 1, 2019 to September 30, 2019, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on October 7, 2019]

Class of Shares: Common Stock

1.	Status of Repurchase
 (1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
 Not applicable

 (2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of September 30, 2019)
	Number of Shares		Total Amount (Yen)

Resolution approved at the meeting of the Board of Directors held on May 16, 2019 (Period of Repurchase: May 17, 2019 to March 31, 2020）		60,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month	September 2	230,900	1,394,457,900
(Date of repurchase)	September 3	257,600	1,572,183,100
	September 4	241,300	1,480,280,400
	September 5	237,100	1,501,763,100
	September 6	268,700	1,702,879,400
	September 9	241,800	1,561,887,200
	September 10	344,000	2,200,818,500
	September 11	297,400	1,912,096,700
	September 12	310,700	2,026,337,100
	September 13	323,700	2,116,835,900
	September 17	313,500	2,054,168,800
	September 18	316,800	2,023,804,500
	September 19	323,000	2,061,290,600
	September 20	306,600	1,965,231,600
Total	―	4,013,100	25,574,034,800
Total number of shares repurchased as of the end of the reporting month		21,409,600	124,999,374,200
Progress of the repurchase (%)		35.68	62.50
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on May 16, 2019 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
Not applicable

3.	Status of Shares Held in Treasury
(as of September 30, 2019)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,272,266,343
Number of treasury stock	41,923,475

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